Exhibit 99.3

LAKE SHORE GOLD CORP.

Consolidated Financial Statements

(December 31, 2013 and 2012)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal controls has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

/signed Anthony Makuch	/signed Philip C. Yee

Anthony Makuch	Philip C. Yee
Chief Executive Officer	Vice President and Chief Financial Officer

March 18, 2014
Toronto, Canada

Management’s Report on Internal Controls Over Financial Reporting

The management of Lake Shore Gold Corp. (the “Company”) is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are reviewed and approved by the Chief Executive Officer and the Vice President and Chief Financial Officer with the expectation of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the IASB.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections regarding the effectiveness of these controls applicable to future periods are subject to risk and may not be sufficient to meet the degree of compliance required to comply with the policies or procedures in the future.

Management conducted an assessment of the Company’s internal controls over financial reporting based on the “Internal Control-Integrated Framework (1992)” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, the Chief Executive Officer and Vice President and Chief Financial Officer concluded the Company’s internal controls over financial reporting were effective as of December 31, 2013. There were no material weaknesses identified by management as of December 31, 2013.

/signed Anthony Makuch	/signed Philip C. Yee

Anthony Makuch	Philip C. Yee
Chief Executive Officer	Vice President and Chief Financial Officer

March 18, 2014
Toronto, Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lake Shore Gold Corp.

We have audited the accompanying consolidated financial statements of Lake Shore Gold Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2013 and December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting, accordingly we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2013 and 2012 and its financial performance and its cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Deloitte LLP”

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

March 18, 2014
Toronto, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

As at	Note	December 31, 2013	December 31, 2012

Assets
Current assets
Cash and cash equivalents		$33,120	$48,715
Receivables and prepaids	10	3,589	7,736
Inventories and stockpiled ore	11	20,378	27,626
Assets held for sale	9(i)(a)	—	2,432
		57,087	86,509
Non-current assets
Available for sale financial assets and warrant investments	12	416	810
Investments in associates	13	1,749	5,361
Restricted cash	14	7,095	7,095
Mining interests	15	531,585	719,888
Deferred financing costs	19(a)	—	3,352
		$597,932	$823,015

Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$21,619	$33,867
Current portion of finance lease obligations	18	3,446	6,324
Current portion of long term debt	19	13,339	18,219
		38,404	58,410
Non-current liabilities
Finance lease obligations	18	6,150	2,812
Long term debt	19	116,686	100,334
Share-based liabilities	20	754	479
Environmental rehabilitation provision	21	4,770	5,257
		128,360	108,882

Shareholders’ Equity
Share capital		1,017,262	1,016,524
Equity portion of convertible debentures		14,753	14,753
Reserves		31,388	23,212
Deficit		(632,235)	(398,766)
		431,168	655,723
		$597,932	$823,015

Commitments and contractual obligations (note 29)

See accompanying notes to the consolidated financial statements

Approved by the Board

/signed Alan Moon	/signed Arnold Klassen
Alan C. Moon	Arnold Klassen
Director	Director

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of Canadian dollars, except per share amounts)

For the years ended December 31,	Note	2013	2012

Revenue		$192,647	$133,012
Production costs	6	(107,491)	(80,037)
Depletion and depreciation		(60,205)	(42,641)
Impairment charge	16	(225,000)	(231,000)
Loss from mine operations		(200,049)	(220,666)

General and administrative		(12,555)	(11,467)
Exploration and evaluation	15	(1,313)	(3,769)
Write down of investments in associates and available for sale investment	12,13,28	(3,874)	(7,529)
Share of loss of investments in associates	13	(1,833)	(2,738)
Loss from operations and associates		(219,624)	(246,169)
Other income (loss), net	7	5,133	(518)
Finance items	8
Finance income		706	552
Finance expense		(15,382)	(3,283)
Loss before taxes		(229,167)	(249,418)
Deferred mining tax recovery	16,22	—	3,029
Loss from continuing operations		(229,167)	(246,389)
Loss from discontinued operations	9(i)	(4,302)	(71,543)
Net loss		$(233,469)	$(317,932)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Other comprehensive income (loss) from continuing operations, net of tax
Unrealized loss on available for sale investments, net of tax	9(ii),12	1,786	(2,560)
Other comprehensive income from discontinued operations
Exchange differences on translation of foreign operations	9(i(b))	3,967	3,712
Comprehensive loss from continuing operations		$(227,381)	$(248,949)
Comprehensive loss from discontinued operations		$(335)	$(67,831)
Total comprehensive loss		$(227,716)	$(316,780)
Basic and diluted loss per share	23(c)
Loss per share from continuing operations		$(0.55)	$(0.60)
Loss per share		$(0.56)	$(0.77)

Weighted average number of common shares outstanding (in 000’s)	23(c)
Basic and Diluted		416,536	411,334

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

For the years ended December 31,	Note	2013	2012

Operating Activities

Loss from continuing operations		$(229,167)	$(246,389)
Impairment charge		225,000	231,000
Depletion and depreciation		60,316	42,812
Share-based payments expense		2,621	4,136
Share of loss of investments in associates		1,833	2,738
Write down of investment in associates and available for sale investment		3,874	7,529
Other (income) loss, net		(5,133)	518
Finance income		(706)	(552)
Interest received		629	531
Finance expense		15,382	3,283
Interest paid		(10,120)	(2,260)
Deferred mining tax recovery		—	(3,029)
Change in non-cash operating working capital	25	6,118	(10,434)
Net cash flow provided by continuing operating activities		70,647	29,883
Net cash flow used by discontinued operating activities		—	(43)

Investing Activities

Additions to mining interests, net of pre-production sales and movements in working capital		(99,901)	(161,888)
Restricted cash		—	(1,441)
Proceed from sale of available for sale investment	12	—	1,017
Proceeds from sale of mining interest		200	—
Net cash flow used in investing activities of continuing operations		(99,701)	(162,312)
Net cash flow used in investing activities of discontinued operations		—	—

Financing Activities

Proceeds from long term debt, net of transaction costs	19(a,b)	33,450	132,435
Proceeds from sale lease back	18	7,300	—
Long term debt payments	19(a,c)	(21,454)	(49,055)
Payment of finance lease obligations		(5,739)	(8,598)
Proceeds from sale of royalty interest, net of transaction costs	15	—	34,704
Common shares issued for cash (net of share issue costs)		—	14,881
Exercise of stock options and warrants		23	68
Net cash flow provided by financing activities of continuing operations		13,580	124,435
Net cash flow provided by financing activities of discontinued operations	15	—	1,151

Impact of foreign exchange on cash balances		$(121)	(358)

Decrease in cash and cash equivalents during the year		(15,595)	(7,244)
Cash and cash equivalents at beginning of year		48,715	55,959
Cash and cash equivalents at end of year		$33,120	$48,715

Supplemental cash flow information note 25

See accompanying notes to the consolidated financial statements

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollar except for share information)

					Reserves
		Share capital		Equity portion			Currency	Investment
	Note	Shares (‘000s)	Amount	of convertible debentures	Warrants	Share-based payments	translation adjustment	revaluation reserve	Deficit	Shareholders’ equity
At January 1, 2013		415,654	1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723
Shares issued as part of agreements (net of share issue costs of $30)	23(a)	936	702	—	—	—	—	—	—	702
Share based payments	23(b(iv))	—	—	—	—	2,436	—	—	—	2,436
Stock-options exercised (including transfer from share based payments reserve of $13)	23(b(ii))	30	36	—	—	(13)	—	—	—	23
Net loss									$(233,469)	(233,469)
Other comprehensive income, net of tax							3,967	1,786	—	5,753
Total comprehensive income							3,967	1,786	(233,469)	(227,716)
At December 31, 2013		416,620	1,017,262	$14,753	$2,469	$28,682	$—	$237	$(632,235)	$431,168

					Reserves
		Share capital		Equity portion of			Currency	Investment
	Note	Shares (‘000s)	Amount	convertible debentures	Warrants	Share-based payments	translation adjustment	revaluation reserve	Deficit	Shareholders’ equity
At January 1, 2012		400,169	$992,318	$—	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828
Shares issued as part of agreements (net of share issue costs of $119)	23(a)	15,401	19,742	—	—	—	—	—	—	19,742
Equity portion of convertible debentures (net of transaction costs of $988)	19(b)	—	—	20,000	—	—	—	—	—	20,000
Share based payments	23(b(iv))	—	—	—	—	4,744	—	—	—	4,744
Stock-options exercised (including transfer from share based payments reserve of $28)	23(b(ii))	84	96	—	—	(28)	—	—	—	68
Change in deferred tax assets (liabilities)	22	—	4,368	(5,247)	—	—	—	—	—	(879)
Net loss		—	—	—	—	—	—	—	(317,932)	(317,932)
Other comprehensive income (loss), net of tax		—	—	—	—	—	3,712	(2,560)	—	1,152
Total comprehensive income							3,712	(2,560)	(317,932)	(316,780)
At December 31, 2012		415,654	1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723

See accompanying notes to the consolidated financial statements

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

1.        DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and on the NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec. The Company is in commercial production at its Timmins West Mine and Bell Creek Mine.

2.              BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements were approved by the Board of Directors of the Company on March 18, 2014.

These consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments measured at fair value, as set out in the accounting policies in note 3.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

3.        SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)             Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company is exposed or has rights to the variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.

An associate is an entity in which the Company or any of its subsidiaries have significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

policies and is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

The subsidiaries and associates of the Company as at December 31, 2013 and their principal activities are described below:

Name	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Subsidiaries
LSG Holdings Corp.	British Columbia	100%	Not active*
1583908 Alberta Limited	Alberta	100%	Not active*
Associates
Northern Superior Resources	British Columbia	23.8%	Exploration
Revolution Resources Corp.	British Columbia	22.5%	Exploration

*In process of winding-up

The financial statements of subsidiaries are prepared for the same reporting periods as the Company, using consistent accounting policies. Where necessary, adjustments are made to bring the accounting policies of the Company’s associates in line with those of the Company. All intercompany balances and transactions have been eliminated upon consolidation.

b)             Investment in associates

The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net loss during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in its associates. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in net loss. When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

c)              Non-current assets held for sale and discontinued operations

Non-current assets and disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described in the above paragraph are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and represents a separate major line of business or geographical area of operations, is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Non-current assets (and disposal group) classified as held for sale and discontinued operations are measured at the lower of carrying amount or fair value less costs to sell. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the Consolidated financial statements and related notes for all years presented.

d)             Foreign currency translation

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation by applying the exchange rate at period-end for assets and liabilities and the average exchange rate for profit and loss items. Exchange differences, including differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation, are recognized in other comprehensive income (as exchange differences on translation of foreign operations). Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

the closing rate. On the disposal of a foreign operation the accumulated exchange differences in respect of that operation are reclassified to net loss.

e)              Financial instruments

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments fair valued through profit or loss, held-to-maturity, available-for-sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets at FVTPL include financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives and measured at fair value, with changes in fair value at each period end recorded in net loss. Transaction costs are expensed as incurred.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in net loss. The Company has classified its investments in certain public companies as available-for-sale.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable. Loans and receivable are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in the statement of comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

Other financial liabilities

Other financial liabilities, including borrowings, are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net loss when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in the statement of comprehensive loss.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis and pricing models.

Financial instruments that are measured subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been adversely impacted.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its fair value is transferred from equity to net loss, and cumulative

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

gains or losses previously recognized in other comprehensive income or loss are reclassified to net loss in the period. Reversals of impairment in respect of equity instruments classified as available-for-sale are not recognized in net loss but included in other comprehensive income.

f)               Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

g)             Inventories and stockpiled ore

Inventories are valued at the lower of cost or net realizable value. Inventories include stockpiled ore, gold in circuit and bullion inventories as well as materials and supplies inventory. Cost is determined using the weighted average method. The cost of ore inventories is based on the average cost of production. For this purpose, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of property, plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity).

Net realizable value is the estimated selling price in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale.

h)             Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in net loss.

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. Mineral exploration costs are charged to net income (loss) in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (i) and (ii) are present in any of the mineral properties, in which case the costs of further exploration and development on the property are capitalized:

(i)             The Company establishes a National Instrument (“NI”) 43-101 technical report with resources and/or reserves in a property; and/or

(ii)          The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

Mining properties and process facility assets are amortized upon commencement of commercial production either on a unit-of-production basis over measured and indicated resources included in the mine plan or the life of mine.

Revenues realized before commencement of commercial production (“pre-production revenues”), which are not incidental but are necessary to bring the mine to the condition required to be operating in the manner intended by management, are recorded as a reduction of the respective mining asset.

Commercial production

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is complete, operating results are achieved consistently for a period of time and there are indications that these operating results will be continued. Other factors include one or more of the following:

(iii)       a significant portion of plant/mill capacity is achieved;

(iv)      a significant portion of available funding is directed towards operating activities;

(v)         a pre-determined, reasonable period of time has passed;

(vi)      a development project significant to the primary business objective of the Company has been completed in terms of significant milestones being achieved; or

(vii)   the Company has filed a NI 43-101 technical report for the property.

Costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. During the production phase of a mine, costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted over the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs in the period they are incurred.

Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost capitalized for plant and equipment includes borrowing costs incurred that are attributable to qualifying plant and equipment as noted in note 3(i). The carrying amounts of plant and equipment are depreciated

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

using either the straight-line or unit-of-production method over the estimated useful lives of the related assets.

The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Category	Rates

Mill and related infrastructure	20 years or unit-of-production
Underground infrastructure	Life of mine
Vehicles and mobile equipment	3-10 years
Office equipment	20%
Computer equipment	30%

Assets under construction are carried at cost less any recognized impairment loss. Cost includes cost of equipment, cost of labour and installation, project management cost and other indirect costs specifically for assets under construction. When the asset is completed and ready for intended use, the Company reclassifies it from assets under construction to plant and equipment or depletable assets.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as discussed in note 3(k).

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

i)                Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur.

j)                Impairment of assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or whenever other indicators exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.  Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The Company’s cash generating units are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

k)             Leases

Assets held under finance leases are recognized as discussed in note 3(h). The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense to profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The Company engages in sales and leaseback transactions as part of the Company’s financing strategy. Where a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. If the sales price is below fair value, the shortfall is recognized in income immediately, except that, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

l)                Provisions

Provisions are recognized when the Company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the financial information unless their occurrence is remote. Contingent assets are not recognized in the consolidated financial statements, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. Increases in estimated costs related to mine production become part of ore inventory. For closed sites, changes to estimated costs are recognized immediately in the profit and loss.

m)         Share-based payments

The fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share-based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in net loss or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share-based payment reserve. The share based payment cost is recognized in net loss or capitalized in mining properties (options granted to individuals involved on specific projects).

Performance share units (“PSUs”) awarded to eligible executives are settled in cash. The fair value of the estimated number of PSUs awarded expected to vest is recognized as share-based compensation expense over the vesting period of the PSUs with a corresponding amount set up as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of PSUs is estimated using the Monte-Carlo simulation pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date, multiplied by the expected target settlement percentage (multiplier).

Deferred share units (“DSUs”) awarded to non-executive directors can be settled in cash, shares or a combination of both as elected by the directors. In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the directors. The fair value of the

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

DSUs awarded is recognized as share-based compensation expense at grant date with a corresponding amount set up as a liability. Until the liability is settled, the fair value of the DSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery in the period. The fair value of DSUs is estimated using the Black-Scholes option-pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date.

n)             Defined contribution pension plan

The Company has a defined contribution pension plan which covers all of the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salaries to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to profit or loss, or capitalized to mining interests for employees directly involved in the specific projects.

o)             Deferred income and mining taxes

Taxes, comprising both income taxes and mining taxes accounted for as income taxes, are recognized in net loss, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity. Deferred income taxes are provided using the balance sheet liability method, providing for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit or taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

p)             Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

q)             Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts received for goods sold in the normal course of business, net of discounts and sales related taxes. Revenue from gold sales is recognized to the extent that it is probable that economic benefits will flow to the Company, the revenue can be reliably measured and when all significant risks and rewards of ownership are transferred to the customer, which is when title has passed to the customer. Revenue from by-product sales is recorded as a reduction of production costs.

r)              Finance income and costs

Finance income and costs comprise interest income on funds invested, interest expense on borrowings and the accumulation of interest on provisions. Interest income is recognized as it accrues, taking into account the effective yield on the asset.

s)               Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants. The number of additional shares is calculated by assuming that outstanding stock options, debentures and warrants are exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. In periods where a net loss is reported, all outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

t)                Deferred financing charges

Costs of arranging a loan facility are recorded in the statement of financial position net of the respective facility obligation and amortized using the effective interest method over the term of the respective facility agreement.

u)             Other comprehensive income (loss)

Other comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profits such as unrealized gains and losses on financial assets classified as available-for-sale, net of income taxes, gain or losses on certain derivative instruments and foreign currency exchange gains or losses related to foreign subsidiaries which functional currency is different than the functional currency of the Company.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

v)             Segment reporting

An operating segment is a component of an entity:

(i)                                     that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(ii)                                  whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

(iii)                               for which discrete financial information is available.

The Company’s operating segments are its mining operations segment and exploration and advanced exploration segments.

4.        CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of the related mining property and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company and its Canadian subsidiaries — note 3(a)) is the Canadian dollar and Mexico pesos for the Company’s subsidiary in Mexico (Minera Golondrina S. de R.L. de C.V. or the “Mexico entity”). The Company disposed of its Mexico entity on May 8, 2013 (note 9).

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

As discussed in note 3(h), the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2013 and 2012.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation and depletion calculations and in the determination of the timing of environmental rehabilitation costs as well as in the impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the CGU definition. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, adverse changes in valuation assumptions or declines in the fair values of the Company’s CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(m). The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

5.        CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Amendments to IFRS 7, Financial Instruments: Disclosures

In December 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements of amended IFRS 7 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

The Company reviewed the amendments to IFRS 7 and determined that no additional disclosures are currently required.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and Standing Interpretation Committee (“SIC”)-12, Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013.

The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of the Company’s subsidiaries.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities — Non-Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. The Company determined that the standard did not have any impact on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company assessed its disclosures and concluded that the adoption of IFRS 12 did not result in any material change in disclosures in the consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. The consolidated financial statements of the Company include additional disclosures in accordance with the requirements of IFRS 13 (refer to note 27).

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to the presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In accordance with the requirements of Amendments to IAS 1, the Company separated the items of other comprehensive income that would be reclassified to profit and loss from those that would never be reclassified to profit and loss on the Statement of Other Comprehensive Income (Loss).

Amendments to IAS 16 — Property, Plant and Equipment

Paragraph 8 of IAS 16, Property, plant and equipment, was amended requiring entities to recognize items such as spare parts, stand-by equipment, and servicing equipment as property, plant and equipment when they meet the definition of property, plant and equipment; otherwise, such items are classified as inventory. The impact in 2013 on the Company was a reclassification of $444 (2012 - $272) out of inventories and stockpiled ore into property, plant and equipment.

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. The amended standard does not impact the Company’s consolidated financial statements.

IAS 27 - Separate financial statements

IAS 27, Separate financial statements (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1,

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

2013. The Company determined that the amendments to IAS 27 did not have any impact on its consolidated financial statements.

Amendments to IAS 28 — Investments in Associates and Joint Ventures

These amendments carry forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. The Company determined that the amendments to IAS 28 did not have any impact on its consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. IFRIC 20 does not impact the Company’s consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 9, Financial Instruments

IFRS 9 was issued by the IASB in November 2009 and will replace IAS 39, “Financial instruments: recognition and measurement”. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. This standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

In December 2011, the IASB issued amendments to IFRS 9 that also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9 which was originally limited to companies that chose to apply IFRS 9 prior to 2012. Alternatively, additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. In November 2013, the IASB issued amendments to IFRS 9 deferring the mandatory effective date, of which has not yet been finalized; however early adoption is permitted. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

IAS 32, Financial instruments: presentation

IAS 32, Financial instruments: presentation was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

32 are effective for annual periods beginning on or after January 1, 2014. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

IAS 36, Impairment of assets

IAS 36, Impairment of assets, was amended by the IASB in May 2013.  The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognised or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

IAS 39, Financial instruments: recognition and measurement

IAS 39, Financial instruments: recognition and measurement, was amended by the IASB in June 2013. The amendments clarify that novation of a hedging derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The adoption of this standard is not expected to have an impact on the Company’s financial statements.

IFRIC 21, Levies

IFRIC 21, Levies was issued in May 2013 and is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation clarifies the obligating event that gives rise to a liability to pay a levy. IFRIC 21 is effective for periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of this interpretation on its financial statements.

6.              PRODUCTION COSTS

For the years ended December 31,	2013	2012
Raw materials and consumables	$38,883	$28,490
Salaries, employee benefits and other employee related expenses	32,051	28,465
Contractors	18,651	18,627
Definition and delineation drilling	4,656	9,678
Change in stockpiles and other gold inventories	6,956	(10,286)
Royalties	4,379	2,336
Rentals and operating leases	974	1,046
Share based payments note 23(b(iv))	471	775
Other	470	906
	$107,491	$80,037

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

7.              OTHER INCOME (LOSS), NET

For the years ended December 31,	2013	2012
Unrealized and realized gain (loss) on embedded derivatives note 19(a)	$8,171	$(2,247)
Loss on deemed disposition of available for sale investment note 9(ii)	(1,681)	—
Loss on sale lease back transaction note 18	(682)	—
Unrealized and realized foreign exchange (loss) gain, net	(489)	771
Gain on settlement of debt	—	546
Gain on sale of available for sale investments note 12	—	718
Other loss, net	(186)	(306)
Other income (loss), net	$5,133	$(518)

Unrealized foreign exchange (loss) gain, net for the year ended December 31, 2013 includes $30 loss from the mark to market of certain embedded derivatives (2012 - $1,102 gain) - note 19(a).

Gain on settlement of debt in 2012 relates to the repayment by the Company of the UniCredit Bank AG (“UniCredit”) revolving credit facility on September 7, 2012 (note 19(c)) and includes $1,796 of realized foreign exchange gain partially offset by the write off of $1,250 of unamortized transaction costs.

Other loss, net, includes $108 (note 12) unrealized loss on certain warrants held by the Company (2012 - $306), $278 write-off of certain amounts receivable (2012 - $Nil) and $200 gain from the sale of one of its non-core green field exploration properties for same amount (2012 - $Nil).

8.              FINANCE ITEMS

For the years ended December 31,	2013	2012

Interest income on bank deposits	$706	$552
Finance income	$706	$552

Borrowing costs and other interest expense note 19	$(15,328)	$(3,225)
Unwinding of the discount on environmental rehabilitation provision	(54)	(58)
Total finance expense	$(15,382)	$(3,283)
Net finance items	$(14,676)	$(2,731)

Borrowing costs and other interest expense include interest expense under the effective interest method related to long term debt of $14,943 (2012 - $2,952) (note 19), bank charges and interest expense related to finance leases of $385 (2012 - $273).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

9.        SALE OF THE MEXICO SUBSIDIARY

On January 30, 2013 the Company and Revolution Resources Corp. (“Revolution”) entered into an agreement for the sale of the Company’s Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) to Revolution for:

•                        20,000,000 common shares of Revolution, receivable on closing;

•                        2% to 3.5% Net Smelter Return (“NSR”) on the various properties of the Mexico portfolio (subject to rights of Revolution to repurchase a portion of the NSR); and

•                        $5,000 in cash or common shares on or before December 31, 2017 contingent on certain conditions being met, for a maximum of 25,000,000 common shares of Revolution (valued at the greater of $0.20 and share price of Revolution at time of issuance).

The agreement closed on May 8, 2013 (the “closing date”) at which time the Company received 20,000,000 common shares of Revolution; the amended option agreement entered between the Company and Revolution in 2012 was terminated.

(i)             Disposal of the Mexico subsidiary

The disposal of the Mexico property portfolio is consistent with the Company’s long term policy to focus its activities in its three gold complexes in Canada. The Company recorded a loss of $4,302 on the disposal of its Mexico subsidiary as detailed below:

Consideration received:
20,000,000 shares of Revolution valued at $0.085 per share	$1,700
Total consideration received	$1,700

Asset over which control was lost:
Mining interest (Mexico properties)	$2,192
Net asset disposed of	$2,192

Loss on disposal of the Mexico subsidiary
Consideration received	$1,700
Net assets disposed of	(2,192)
Cumulative exchange loss in respect of the net assets of the subsidiary	(3,810)
Loss on disposal	$(4,302)

At December 31, 2012, the assets and liabilities of the Mexico subsidiary were reclassified as held for sale in the statement of financial position; the Company recorded an impairment charge of $71,500 on the reclassification.

a)             Assets and liabilities held for sale

The major classes of assets and liabilities of the Mexico subsidiary at December 31, 2012 are as follows (none at December 31, 2013):

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

As at December 31,	2012
Cash and cash equivalents	$379
Mining interests	2,053
Net assets held for sale	$2,432

b)             Discontinued operations

The results of discontinued operations included in the loss for the year are presented below; the comparative periods have been represented accordingly.

For the years ended December 31,	2013	2012

Expenses
Exploration and evaluation	$—	$(43)
	—	(43)
Loss on disposal of assets held for sale	(4,302)	—
Impairment charge	—	(71,500)
Net loss from discontinued operations after tax	(4,302)	(71,543)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	3,967	3,712
Comprehensive loss from discontinued operations	$(335)	$(67,831)

Loss per share from discontinued operations
Basic and diluted	$(0.01)	$(0.17)

Weighted average number of common shares outstanding (in 000’s)
Basic and diluted	416,536	411,334

(ii)        Deemed disposition of available for sale investment in Revolution

Prior to May 8, 2013 (the closing date of the agreement), the Company held 6,713,740 of Revolution’s shares representing approximately 7% of the then issued and outstanding shares of Revolution; the newly issued shares brought the Company’s equity ownership on Revolution to 22.5%, making Revolution an associate (ownership over 20% and the right of board representation gives the Company significant influence over Revolution). As such, from May 8, 2013, Revolution is accounted for under the equity method of accounting which requires the investment in the associate to be initially recorded at cost and the carrying amount adjusted thereafter for the Company’s share of the post-acquisition profits and losses of the investee.

Prior to the deemed disposition, the Company’s investment in Revolution was considered available for sale and marked to market at each period end ($470 and $705 respectively at March 31, 2013 and December 31, 2012) with changes in value accumulated in other comprehensive income (loss) as part of investment revaluation reserve. The Company recorded a loss of $1,681 on the transaction (deemed disposition of the

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

available for sale investment in Revolution), $1,790 of which was transferred from investment revaluation reserve.

10.      RECEIVABLES AND PREPAIDS

As at December 31,	2013	2012
Sales tax and government receivables	$2,355	$5,665
Prepaid expenses	1,184	1,158
Other	50	913
	$3,589	$7,736

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at December 31, 2013 are past due.

11.      INVENTORIES AND STOCKPILED ORE

As at December 31,	2013	2012
Gold in circuit	$10,068	$10,494
Stockpiled ore	3,902	7,784
Bullion	782	6,420
Materials and supplies inventory	5,626	2,928
	$20,378	$27,626

The cost of inventories and stockpiled ore recognized as an expense in 2013 and 2012 is $103,112 (excluding royalty expense of $4,379) and $77,701 (excluding royalty expense of $2,336), respectively. There were no write downs or reversals of write-downs of inventory to net realizable value during the years ended December 31, 2013 and 2012.

12.       AVAILABLE FOR SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

As at December 31,	2013	2012
Available for sale investments	$416	$702
Warrant investments	—	108
	$416	$810

The Company holds available for sale investments in certain public companies. During the year ended December 31, 2013, the Company recorded $4 of after tax unrealized loss in other comprehensive loss (2012 - $1,734), representing the change in the market value of its available for sale investments during the year.

As at December 31, 2013 and 2012 the Company holds 2,169,000 warrants of Golden Share Mining Corporation (“Golden Share”) which entitles the Company to acquire one common share of Golden Share each at a price of $1.0 to June 30, 2014. In 2013 the Company recorded $108 of unrealized loss (2012 - $306), representing the change in the market value of its warrant investments during the year.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

In 2012, the Company sold certain of its available for sale investments for $1,017, recorded a realized gain of $718 and transferred $826 from accumulated other comprehensive loss to net loss; also in 2012, the Company wrote-off one of its available for sale investments and recorded $90 in net loss.

13.       INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	2013		2012
As at December 31,	Net book value	Fair value	Net book value	Fair value
Northern Superior Resources Inc.	$1,349	$1,349	$4,493	$4,493
Revolution Resources Corp.	$400	$400	$—	$—
Golden Share Mining Corporation	$—	$—	$868	$868
	$1,749		$5,361

Movements on equity investments for the years ended December 31, 2013 and 2012 are as follows:

	December 31, 2013				December 31, 2012
	Northern Superior	Revolution Resources	Golden Share	Total	Northern Superior	Golden Share	RT Minerals	Total
Balance, beginning of year	$4,493	$—	$868	$5,361	$13,103	$1,627	$561	$15,291
Additions / transfer from (to) available for sale investments	—	2,271	(176)	2,095	—	—	—	—
Company’s share of net loss	(1,288)	(426)	(119)	(1,833)	(1,897)	(306)	(535)	(2,738)
Write-down	(1,856)	(1,445)	(573)	(3,874)	(6,713)	(453)	(26)	(7,192)
Balance, end of year	$1,349	$400	$—	$1,749	$4,493	$868	$—	$5,361

Effective July 29, 2013 (the “transaction date”), the Company’s ownership in Golden Share was diluted to 7.31% and the Company no longer has the right of board representation; the investment in Golden Share was written down to $176, being its fair value at the transaction date, and transferred to available for sale investments.

Summary financial information for the equity accounted investments, not adjusted for percentage of ownership held by the Company is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

	Ownership*	Current assets*	Non-current assets*	Total assets*	Current liabilities*	Non- current liabilities*	Total liabilities*	Loss**
2013
Northern Superior Resources Inc.	23.82%	$6,176	$1,542	$7,718	$129	$—	$129	$6,487
Revolution Resources Corp.	22.45%	260	9,645	9,905	1,769	—	1,769	1,897
		$6,436	$11,187	$17,623	$1,898	—	$1,898	$8,384
2012
Northern Superior Resources Inc.	23.84%	$9,410	$4,880	$14,290	$371	$—	$371	$7,681
RT Minerals Corp***	27.12%	157	3,029	3,186	590	—	590	958
Golden Share	19.76%	579	7,795	8,374	186	—	186	1,281
		$10,146	$15,704	$25,850	$1,147	$—	$1,147	$9,920

*At December 31 values are adjusted to align the policies of the equity-accounted investments to the Company’s accounting policies

** All the equity-accounted investments of the Company are exploration stage entities and as such do not have any sources of revenue and losses are equal to expenses

***RT Minerals values are as of and for the year ended November 30, 2012

During 2013 and 2012, the Company wrote down its investment in associates to their fair values and recorded an impairment charge of $3,874 (2012 - $7,192) as the decline in value was considered significant or prolonged.

The investment in RT Minerals Corp. was written down to $Nil at December 31, 2012; during 2013 RT Minerals ceased to be an associate as the Company’s interest was diluted to 7% and the investment was transferred to available for sale investments.

14.       RESTRICTED CASH

Restricted cash includes secured funds for letters of credit issued by the Company in favor of the Ontario Ministry of Northern Development, Mines and Forestry as security for the Company’s obligations under the Closure Plans submitted for various properties of $5,198 (2012 - $5,198) and other letters of credit issued under various agreements of $1,897 (2012 - $1,897). These funds are restricted and not available for current operations.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

15.      MINING INTERESTS

Year ended December 31, 2013	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2013	$501,107	$134,605	$635,712	$175,851	$811,563
Additions	57,461	302	57,763	3,193	60,956
Construction in progress additions net of transfers	—	—	—	38,232	38,232
Change in estimate and discount rate (environmental rehabilitation assets)	(540)	—	(540)	—	(540)
Sale leaseback transaction note 18	—	—	—	(2,977)	(2,977)
Impairment charge note 16	(145,495)	(30,398)	(175,893)	(49,107)	(225,000)
Cost at December 31, 2013	$412,533	$104,509	$517,042	$165,192	$682,234
Accumulated depreciation and depletion
At January 1, 2013	$47,779	$—	$47,779	$43,896	$91,675
Sale leaseback transaction note 18	—	—	—	(821)	(821)
Depreciation	—	—	—	14,346	14,346
Depletion	45,449	—	45,449	—	45,449
Accumulated depreciation and depletion at December 31, 2013	$93,228	$—	$93,228	$57,421	$150,649
Carrying amount at December 31, 2013	$319,305	$104,509	$423,814	$107,771	$531,585

Year ended December 31, 2012	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2012	$228,921	$611,899	$840,820	$137,306	$978,126
Transfers from non depletable to depletable	379,188	(379,188)	—	—	—
Additions	92,443	4,626	97,069	45,481	142,550
Construction in progress additions net of transfer to plant and equipment	—	—	—	37,566	37,566
Pre-production revenue	(6,706)	—	(6,706)	—	(6,706)
Transfer to inventories	(5,270)	—	(5,270)	—	(5,270)
Change in estimate and discount rate (environmental rehabilitation assets)	842	—	842	—	842
Foreign exchange	—	3,712	3,712	—	3,712
Franco-Nevada transaction	(34,704)	—	(34,704)	—	(34,704)
Reclass to assets held for sale note 9	—	(2,053)	(2,053)	—	(2,053)
Impairment charge note 16	(153,607)	(104,391)	(257,998)	(44,502)	(302,500)
Cost at December 31, 2012	$501,107	$134,605	$635,712	$175,851	$811,563
Accumulated depreciation and depletion
At January 1, 2012	$10,173	$—	$10,173	$28,405	$38,578
Depreciation	—	—	—	15,491	15,491
Depletion	37,606	—	37,606	—	37,606
Accumulated depreciation and depletion at December 31, 2012	$47,779	$—	$47,779	$43,896	$91,675
Carrying amount at December 31, 2012	$453,328	$134,605	$587,933	$131,955	$719,888

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

A summary by property of the net carrying value at December 31, 2013 and 2012 is as follows:

At December 31, 2013	Depletable	Non- depletable	Total Mining properties	Plant and equipment	Mining interests
Timmins West Mine	$247,699	$—	$247,699	$18,340	$266,039
Bell Creek Mill	15,796	—	15,796	84,018	99,814
Bell Creek Mine	55,810	—	55,810	5,260	61,070
	319,305	—	319,305	107,618	426,923
Exploration and evaluation
Gold River property	—	41,595	41,595	—	41,595
Fenn-Gib Project	—	37,796	37,796	—	37,796
Other exploration properties*	—	25,118	25,118	—	25,118
	—	104,509	104,509	—	104,509
Corporate	—	—	—	153	153
	$319,305	$104,509	$423,814	$107,771	$531,585

*Other exploration properties carrying value at December 31, 2013 includes $13,060 for Other Bell Creek properties, $7,875 for Highway 144 and remaining $4,183 for various other properties

At December 31, 2012	Depletable	Non- depletable	Total Mining properties	Plant and equipment	Mining interests
Timmins West Mine	$357,971	$—	$357,971	$32,519	$390,490
Bell Creek Mill	25,468	—	25,468	89,573	115,041
Bell Creek Mine	69,889	—	69,889	9,539	79,428
	453,328	—	453,328	131,631	584,959
Exploration and evaluation
Gold River property	—	60,544	60,544	—	60,544
Fenn-Gib Project	—	37,545	37,545	—	37,545
Other exploration properties*	—	36,516	36,516	—	36,516
	—	134,605	134,605	—	134,605
Corporate	—	—	—	324	324
	$453,328	$134,605	$587,933	$131,955	$719,888

*Other exploration properties carrying value at December 31, 2012 includes $18,963 for Other Bell Creek properties, $11,463 for Highway 144 and remaining $6,090 for various other properties

Effective January 1, 2012, upon declaring commercial production on the Thunder Creek Deposit and Bell Creek Mine, the Company transferred $379,188 from non-depletable assets to depletable assets; $5,270 were transferred from mining interest to inventories and stockpiled ore (gold in circuit and stockpiled ore). In 2012, the Company recorded $6,706 of pre-production revenue, representing sales of gold bullion produced from Thunder Creek Deposit and Bell Creek Mine prior to commercial production.

Plant and Equipment

Plant and equipment at December 31, 2013, includes $1,538 of construction in progress (December 31, 2012 - $45,516); December 31, 2012 construction in progress mainly related to the Bell Creek Mill expansion and related infrastructure. The first phase and second phase of the mill expansion to increase the mill capacity to 2,500 and 3,000 tonnes per day, respectively, was commissioned on November 30,

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

2012 and August 31, 2013 at which time $37,798 and $73,933 respectively, was transferred from construction in progress to depreciable assets.

Plant and equipment also includes costs of $10,676 (2012 - $17,182) and accumulated depreciation of $5,160 (2012 - $9,530) related to capital equipment and vehicles under finance leases (note 18); during 2013 the Company capitalized in plant and equipment interest related to finance leases of $Nil (2012 - $319).

The depreciation of plant and equipment used in the exploration and capital development activities of mining properties is capitalized in the specific property ($2,418 for the year ended December 31, 2013; $4,623 in 2012).

Borrowing costs incurred from long term debt facilities (note 19) totaling $6,202 for the year ended December 31, 2013 are capitalized to qualifying assets (2012 - $5,264).

Timmins West Mine

Lake Shore Gold owns 100% of the Timmins West Mine which includes the Timmins Deposit and Thunder Creek Deposit.

On March 7, 2012, the Company received US$35,000 ($34,976) and $15,000 from Franco-Nevada Corporation (“Franco-Nevada”) as consideration, respectively, for the Company granting to Franco-Nevada a 2.25% net smelter royalty (“NSR”) on the sale of minerals from the Company’s Timmins West Mine and surrounding properties and issuing 10,050,591 common shares of the Company. The Company incurred $272 of transaction costs and $119 of share issue costs in relation to the transaction; the Company reduced the carrying value of the Timmins West Mine by $34,704 at the date of transaction.

There are several other royalties applicable to various land areas comprising the Timmins West Mine. Only one of these royalties, a 1% NSR royalty related to Thunder Creek, involves areas of known mineralization.

On February 17, 2011, the Company signed an Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation (the “First Nation communities”) in order to promote a cooperative and mutually respectful relationship between the communities and Lake Shore Gold. The agreement established a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the two First Nation communities.

Bell Creek Mine

The Company acquired the Bell Creek Mine and Mill in December 2007 from the Porcupine Joint Venture (“PJV”), a joint venture between Goldcorp Canada Ltd. (“Goldcorp”) and Kinross Gold Corporation.  The agreement provides for a 2% NSR on the Bell Creek Mine, payable to PJV, subsequently transferred to Goldcorp, subject to any existing underlying royalties encumbering the Bell Creek Mine; the royalty payable to Goldcorp is subject to the recovery by the Company of $6,015 related to Goldcorp’s share of the purchase price of a prior royalty on the mine that will be offset against royalty payable to Goldcorp. As at

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

December 31, 2013 the Company has royalty expense of $1,446 (2012 - $700) to offset against the payment owed by Goldcorp.

Exploration and evaluation

The Company’s acquisition costs for all properties are capitalized in mining interests; all other expenditures related to green field exploration are charged to the statement of comprehensive loss. In 2013 the Company incurred $1,313 of exploration and evaluation expenses charged to comprehensive loss (2012 — $3,769).

Fenn-Gib Project

The Fenn-Gib Project located approximately 60 kilometres east of Timmins includes the Fenn-Gib and Guibord Main properties on which the Company has a 100% interest. The Company acquired the Project from Barrick Gold Corporation in 2011; Barrick retains the right to re-acquire a 51% interest in the Project (excluding the Guibord Main property), and become the Project’s operator, in the event that a NI 43-101 compliant resource of at least 5 million ounces is established, for cash consideration representing two times the total investment by the Company (excluding acquisition costs) in the Fenn-Gib Project at the time the right is exercised.

In October 2013 the Company purchased 100% interest on certain properties forming part of the Fenn-Gib deposit for $200.

Other Bell Creek properties

Other Bell Creek properties include a number of properties acquired in 2007 from Goldcorp as manager of PJV, in the vicinity of the Bell Creek Mine (the “Bell Creek West properties”) as well as Vogel and Schumacher properties.

The PJV has retained a 2% NSR relating to any future production from the Bell Creek West properties; the Company has the right to buy back 1% of the NSR on four of the five blocks of properties for $2,500 for each block.

The Company has a mining lease on the Vogel property; the property, located contiguous to the Bell Creek Mine, is subject to a maximum 3% NSR. A cash payment of $500 will be payable once an indicated resource (as defined by NI 43-101) of 600,000 ounces of gold or more is confirmed on the property. The Company commenced capitalization of expenditures on the Vogel property effective May 1, 2011, when a NI 43-101 report was filed for the property.

The Company has a mining lease on the Schumacher property located contiguous to the Vogel property. The property is subject to a 2% NSR with advance annual royalty payments of $25 in years 4-6 and $50 thereafter.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

Casa Berardi

In 2012, the Company earned a 50% interest in the Casa Berardi property by spending $5,000 as provided in a joint venture agreement between the Company and Aurizon Mines Ltd. (“Aurizon”) in 2007.

The 2007 joint venture agreement provides that if an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore Gold will each have a 50% interest. Aurizon will then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study. During the year ended December 31, 2013, Aurizon was purchased by Hecla Mining Company.

Other properties

The Company owns 51% to 55% on various other properties. Certain of those properties are subject to NSR agreements between 2% and 3%. On certain of those properties, the Company is required to make cash payments of $1,000 or issue 146,000 Lake Shore Gold common shares upon commencement of commercial production.

16.      IMPAIRMENT

The Company completed an assessment of the carrying value of its cash generating units (“CGUs”) as at December 31, 2013 and 2012 and as a result, recorded after-tax non-cash impairment charges aggregating $225,000 and $302,500, respectively for 2013 and 2012; the 2013 write down relates to the Timmins CGU while the 2012 write down includes $231,000 at the Timmins CGU and $71,500 at the Mexico CGU (note 9).

The Timmins CGU is comprised of the Timmins West Mine and the adjoining exploration properties, including Gold River Trend and Highway 144, Bell Creek Mine and Mill and adjoining properties, including Vogel and Marhill. Among the indicators triggering the impairment assessment at December 31, 2013 was the fact that the carrying amount of the Company’s net assets was materially higher than its market capitalization. Contributing to the reduction in the estimated carrying value of the Timmins CGU were lower short and long term gold price assumptions used in the determination of fair value as well as a decrease in resources and reserves.

As a result of the impairment charge related to the Timmins CGU, a deferred mining tax recovery of $2,150 was recorded in 2012 (none in 2013) on the consolidated statement of comprehensive loss.

Key assumptions

The key assumptions used in determining the recoverable amount (fair value less cost to sell) for each CGU are long-term commodity prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and net asset value multiples. To determine the recoverable amount of the Timmins CGU at December 31, 2013 and 2012, management used:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

•                  discount rates between 7.5% to 8.5% (December 31, 2012 — between 8% and 9%) for various assets of the CGU.

•                  gold price of US$1,300 in 2014 and subsequent years for the 2013 valuation; for the 2012 valuation, management used US$1,665 for 2013 and declining gradually to US$1,400 in 2018 and beyond.

•                  foreign exchange rates (USD/CAD) of 1:1.07 in 2014 increasing gradually to 1.011 in 2019 and beyond for the December 31, 2013 valuation; for the December 31, 2012 valuation, foreign exchange rates of 1:1.01 in 2013 increasing gradually to 1:1.07 in 2018 and beyond.

As at December 31, 2013, the estimated recoverable amount of the Timmins CGU equals its carrying amount, after giving effect to the impairment charge noted above.

17.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2013	2012
Trade payables	$4,511	$11,351
Accrued liabilities	14,646	19,128
Salaries and wages payable	2,462	3,388
	$21,619	$33,867

The fair value of accounts payable and accruals approximate their carrying amount. Trade payables relate mainly to the acquisition of materials, supplies and contractors services. These payables do not accrue interest and no guarantees have been granted.  Trade payables and accrued liabilities at December 31, 2013 and 2012 are denominated in Canadian dollars.

18.     FINANCE LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2014 and 2016 with interest rates between 1.50% to 6.50%. The Company has the option to purchase the equipment and vehicle leased at the end of the term of the lease, for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

	Minimum lease payments
	December 31, 2013	December 31, 2012

Not later than one year	$3,773	$6,580
Later than one year and not later than five years	6,313	2,867

Less: Future finance charges	(490)	(311)

Present value of minimum lease payments	$9,596	$9,136
Less: Current portion	(3,446)	(6,324)

Non-current portion	$6,150	$2,812

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

On December 31, 2013, the Company entered into an agreement with Macquarie Technology Services (Canada) Ltd. (“Macquarie”) whereby the Company sold certain mobile equipment to Macquarie for $7,300 and leased them back for a period of 36 months. The lease liability is paid through 12 quarterly installments (with the first and last payment, respectively, on January 1, 2014 and October 1, 2016) and bears interest at 3.7%. At the end of the lease term, the Company has the option of purchasing all the equipment at a price equal to their fair value but no less than $730 and no more than $1,460.

A portion of the equipment leased back under the transaction was accounted for as a finance lease with the remaining treated as operating leases. The Company incurred a loss of $682 on the transaction representing the difference between the portion of the cash payment related to equipment qualifying as operating lease and their net book value.

19.       LONG TERM DEBT

As at December 31,	2013	2012
Gold Loan (a(i))	$18,458	$36,775
Standby Line (a(ii))	26,275	—
Convertible Debentures (b)	85,292	81,778
	$130,025	$118,553
Current portion of long term debt (a)	13,339	18,219
Long term debt	$116,686	$100,334

(a)         Sprott Resource Lending Partnership Credit Facility

Credit Facility Agreement

On June 14, 2012, the Company signed a financing agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured by the material assets of the Company. The Facility involves two components, a $35,000 gold loan (the “Gold Loan”), payable monthly starting on January 31, 2013 to May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35,000. The transaction closed on July 16, 2012, at which time the Company received $35,000 for the Gold Loan.

As provided in the Facility agreement, in June 2012, the Company issued to Sprott 5,000,000 common shares of Lake Shore Gold (1,923,077 common shares as consideration for the Gold Loan and the remaining consideration for the Standby Line), valued at $4,479 ($1,722 value of shares issued for the Gold Loan and remaining for the Standby Line); the Company incurred other transaction costs of $1,190 related to the agreement which were allocated equally between the Gold Loan and the Standby Line.

The Standby Line of $35,000 was drawn down on February 1, 2013. Upon the draw down the Company issued 885,964 common shares of Lake Shore Gold to Sprott (valued at $700), representing a drawdown fee of 2%. Effective the date of the draw down, $4,095 of transaction costs related to the Standby Line were netted against the long term debt ($3,352 of deferred financing costs outstanding at December 31,

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

2012 and remaining incurred upon the draw down, including value of shares issued) and will be amortized over the term of the Standby Line.

Modification Agreement

As of December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company will repay the Standby Line through 18 equal monthly payments of $1,667 starting on June 30, 2015 with the final payment due on November 30, 2016; previously, the Standby Line was due in full on January 1, 2015. The Modification Agreement provides for:

•                  $5,000 principal payment on or before January 2, 2014 (paid in December 2013) and the payment of an accommodation fee of $350 (paid on closing);

•                  The Company’s right to prepay up to $10,000 of the principal on the Standby Line without penalty between January 2, 2014 and December 31, 2014; the Company will incur prepayment penalties of 8% in 2014 for any prepayments over and above $10,000, and respectively 6% and 4% for any prepayments in 2015 and 2016;

•                  The addition of a 2% rollover fee on the outstanding principal of the Standby Line at December 31, 2014 with a provision for the fee to reduce to 1% should the Company prepay more than $5,000 during the period from January 2, 2014 to December 31, 2014;

•                  Increase of the minimum return on the Gold Loan to 7.5% (from 5% under the original agreement); the minimum return does not include any fees paid or payable to Sprott;

•                  Changes and modifications to the financial covenants (refer to note 27 for more details on covenants remaining and their definition as per the Modification Agreement) as follows:

•                  The removal of the total indebtedness to tangible net worth ratio covenant;

•                  The removal of the reserve tail ratio covenant;

•                  The addition of a minimum balance requirement for cash and cash equivalents of not less than $10,000 at any time as part of the current ratio covenant.

The annual interest rate for the Standby Line remained unchanged at 9.75%.

As provided in the original agreement, the Company paid $1,200 for the 4% rollover fee due on December 31, 2013.

The Standby Line transaction costs (unamortized portion at date of Modification Agreement of $2,262 and transaction costs related to the roll over and the Modification Agreement of $1,550) are amortized over the new term of the loan using the effective interest rate method.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

(i)      Gold Loan

As at December 31,	2013	2012
Accreted principal, net of unamortized transaction costs	$22,754	$35,630
Embedded derivative (asset) liability	(6,702)	1,145
Minimum return derivative liability	2,406	—
	$18,458	$36,775
Current portion of gold loan	18,024	17,761
Current portion of embedded derivative (asset) liability	(4,685)	458
Long term portion of gold loan	$5,119	$18,556

The Gold Loan is being repaid through 29 monthly cash payments which commenced on January 31, 2013, calculated based on 947 ounces of gold multiplied by the Bloomberg gold closing price prior to the date of payment each month.

The Gold Loan was recorded at $32,682 at initial recognition (fair value, net of transaction costs of $2,318) and is subsequently measured at amortized cost using the effective interest method.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan contains a derivative which is embedded in the Canadian dollar denominated debt instrument (the “Embedded Derivative”). The embedded derivative is the equivalent of a series of 29 gold forward contracts which mature on each of the payment dates; the embedded derivative is marked to market at each period end with changes in fair value recorded as unrealized derivative gain (loss) and unrealized foreign exchange gain (loss), the latter representing the impact of changes in US$/Canadian$ exchange rate to the fair value of the derivative.

As provided in the Modification Agreement, the minimum return (the “floor”) on the Gold Loan is now 7.5% (from 5% under the original agreement) and is considered a derivative embedded in the Gold Loan (the “Minimum Return Derivative”) due to the floor being in the money at the time of the modification. The minimum return derivative is equivalent to the additional amount (if any) the Company will have to pay at the maturity of the Gold Loan to ensure the return to Sprott is at least 7.5%; the derivative is marked to market at each period end with changes in fair value recorded as unrealized derivative gain (loss). As at December 31, 2013 the Company recorded a minimum return derivative liability of $2,406.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

Gold Loan changes for the year ended December 31, 2013 and 2012 were as follows:

Accreted principal net of transaction costs	Principal	Transaction Costs	Total
At inception (July 2012)	$35,000	$(2,318)	$32,682
Interest expense	2,577	371	2,948
At December 31, 2012	$37,577	$(1,947)	$35,630
Cash payments	(16,454)	—	(16,454)
Interest expense	4,885	807	5,692
Realized derivative gain	(2,699)	—	(2,699)
Realized foreign exchange loss	585	—	585
At December 31, 2013	$23,894	$(1,140)	$22,754

During 2013 and 2012 the Company capitalized in mining interest $1,746 and $1,952 of interest expense and amortization of transaction costs.

Embedded derivative and minimum return derivative movements for 2013 and 2012 are as follows:

Embedded derivatives	Embedded derivative (asset) liability	Minimum return derivative liability	Total
At inception (July 2012)	$—	$—	$—
Unrealized derivative loss	2,247	—	2,247
Unrealized foreign exchange gain	(1,102)	—	(1,102)
At December 31, 2012	$1,145	$—	$1,145
Unrealized derivative (gain) loss	(7,878)	2,406	(5,472)
Unrealized foreign exchange loss	30	—	30
At December 31, 2013	$(6,703)	$2,406	$(4,297)

(ii)        Standby Line

The Standby Line bears annual interest of 9.75%, compounded monthly. For the year ended December 31, 2013 the Company incurred borrowing costs of $4,991, of which $1,446 are capitalized in mining interests; borrowing costs include interest expense of $3,157 and amortization of deferred transaction costs of $1,834. The Company drew down the Standby Line on February 1, 2013, therefore, there were no related borrowing costs incurred in 2012.

As at December 31,	2013	2012
Accreted principal	$30,087	$—
Unamortized transaction costs	(3,812)	—
	$26,275	$—

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

(b)         Convertible Debentures

In September 2012, the Company issued 103,500 at $1,000 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bear annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting from March 31, 2013, and mature on September 30, 2017.

The Debenture holders may convert the Debentures at their option at any time prior to the maturity date. The Debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares of the Company for every $1,000 amount principal of the Debentures, subject to adjustment in certain events.

The Debentures are redeemable in cash or in the Company’s shares starting from September 30, 2015 provided the volume weighted average price of the Company’s shares on the TSX for 20 consecutive trading days ending five days prior to the date on which notice of redemption is given (the “current market price”) is at least $1.82 per common share. The number of shares to be issued will be determined by dividing the principal amount of Debentures to be redeemed by 95% of the current market price.

The option of the holders to convert the Debentures into common shares of the Company result in accounting for the Debentures as a compound financial instrument with $82,512 ($78,626 net of transaction costs of $3,886 — refer below) recorded as long term debt, being the fair value of the principal and interest cash payments, and the remaining $20,988 (or $20,000 net of transaction costs of $988 — refer below) recorded as equity and representing the value of the holder conversion option. The debt component is subsequently measured at amortized cost using the effective interest method.

The Company incurred transaction costs of $4,875 related to the issuance of the Debentures (including underwriter fees of $4,140) which are proportionately allocated between the debt and equity component and netted against each; the portion allocated to the debt component ($3,886) is amortized over the term of the Debentures using the effective interest rate method.

As at December 31,	2013	2012
Beginning balance	$81,778	$78,626
Interest expense and unwinding of discount	10,390	3,152
Interest payment	(6,876)	—
	$85,292	$81,778

In 2013 and 2012, respectively, the Company incurred $10,390 and $3,152 of interest expense and unwinding of the discount related to the debentures ($7,370 and $1,956, respectively in 2013 and 2012, recorded in the statement of comprehensive loss as borrowing costs and $3,020 and $1,194, respectively in 2013 and 2012, capitalized to mining interests).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

(c)          Unicredit Bank AG Revolving Credit Facility

On September 7, 2012, concurrent with the closing of the Debenture agreement (note19(b)), the Company repaid the US$50,000 ($49,055) UniCredit revolving credit facility and wrote off $1,250 of unamortized transaction costs outstanding at September 7, 2012. The Company realized $1,910 of foreign exchange gain on payment of the facility.

The interest rate on the revolving credit facility from January 1 to September 7, 2012 was 4.50%.

Borrowing costs related to the revolving credit facility (which include interest expense on the amount drawn during the periods and amortization of deferred transaction costs) totaling $2,118 for the year ended December 31, 2012 are capitalized to mining interests.

20.       SHARE-BASED LIABILITIES

As at December 31,	2013	2012

Performance share units	$435	$255
Deferred share units	319	224
Total share based liabilities	$754	$479

The Company has a Performance Share Unit Plan (the “PSU plan”) whereby PSUs are issued to eligible executives as determined by the Company’s Board of Directors. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to a target settlement ranging from 100% to 150% of the current market value of the underlying Lake Shore Gold shares, to be determined at the end of the performance period based on the performance of the underlying Lake Shore Gold shares.

In 2013 and 2012, the Company issued 2,576,978 and 1,208,150 PSUs, respectively. The fair value of the PSUs at December 31, 2013 and 2012 was determined using the Monte-Carlo option pricing model with the following assumptions: expected volatility based on past history of 74% to 84% (2012 - 62% to 68%), risk-free interest rate of 1.10% (2012 - 1.10% to 1.25%) and dividend rate of $Nil.

Changes to the PSUs liability are as follows:

For the year ended December 31,	2013	2012
Balance, beginning of year	$255	$49
Share based payment expense	180	206
Total performance share units liability	$435	$255

The Company has a Deferred Share Unit Plan (the “DSU plan”) whereby, the non-executive Directors of the Company can elect to receive the annual compensation in cash, DSUs or a combination of both. Under the plan, DSUs may be issued to non-executive Directors of the Company as determined by the Company’s Board of Directors. DSUs issued under the DSU plan entitle the holder upon retirement to a cash payment, shares of the Company or a combination of both, as elected by the holder.  In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the holder.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

In 2013 and 2012, the Company issued 1,076,862 and 287,355 DSUs, respectively. The fair value of the DSUs at December 31, 2013 and 2012 was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility based on past history of 74% to 84% (2012 - 64% to 67%), risk-free interest rate of 1.07% to 3.0% (2012 - 1.10% to 1.53%), dividend rate of $Nil and expected life ranging between 1.0 — 10.0 years (2012 - 1.0 — 7.0 years).

Changes to the DSUs liability are as follows:

For the year ended December 31,	2013	2012
Balance, beginning of year	$224	$105
Share based payment expense	95	119
Total deferred share units liability	$319	$224

21.     ENVIRONMENTAL REHABILITATION PROVISION

Environmental rehabilitation provision represents the discounted values of the estimated cost for site reclamation and remediation of the Bell Creek Mill ($2,591), Bell Creek Mine ($694) and Timmins West Mine ($1,185) as well as liability for some small projects ($300). This includes site restoration, rehabilitation and remediation of tailings pond, roads, mine infrastructure and plant and equipment.

The present value of the provision has been calculated using a real pre-tax annual discount rate, based on Bank of Canada treasury bonds of an appropriate tenure as at December 31, 2013 and 2012 (1.14% to 1.89% at December 31, 2013 and 0.66% to 1.22% at December 31, 2012); estimated remaining life of mine of 7 years for the Timmins West Mine, 15 years for Bell Creek Mine and 17 years for the Bell Creek Mill as at December 31, 2013 (10, 15 and 20 years, respectively for Timmins West Mine, Bell Creek Mine and Bell Creek Mill at December 31, 2012); the cash flows have been adjusted to reflect the risk attached to these cash flows. Uncertainties in the timing for use of this provision include changes in the future that could impact the timing of closing the mines, as new resources and reserves are discovered. Letters of credit of $5,198 have been issued to the Ministry of Natural Resources (note 14); the funds supporting the letters of credit will be used to cover expenses incurred for site reclamation and remediation upon the closure of the mines. The total undiscounted estimated rehabilitation provision is $6,290.

The liability is accreted over time through charges to finance costs and, the associated costs capitalized on the related assets are amortized for the Timmins West Mine, Bell Creek Mine and Bell Creek Mill over the respective life of the mines and the mill.

Changes to the environmental rehabilitation provision are as follows:

For the year ended December 31,	2013	2012
Balance, beginning of year	$5,257	$4,357
Revisions in estimates	(541)	842
Unwinding of the discount	54	58
Total environmental rehabilitation provision	$4,770	$5,257

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

22.     DEFERRED TAXES

The provision for income and mining taxes included in net loss represents an effective rate different than the statutory rate of 25% (2012 — 25%) computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before taxes due to the following:

For the year ended December 31,	2013	2012
Loss from continuing operation before taxes	$(229,167)	$(249,418)
Computed income tax recovery at Canadian statutory rates	(57,292)	(62,354)
Non-deductible expenses	2,252	3,752
Tax losses not recognized	55,040	57,721
Ontario mining tax recovery	—	(2,148)
Deferred mining tax recovery	$—	$(3,029)

Deferred income tax

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

As at December 31,	2013	2012

Deferred income tax assets

Operating losses carried forward	$1,803	$2,337
Share issue costs	4,368	4,368
Total deferred income tax assets	$6,171	$6,705

Deferred income tax liabilities

Mining interests	$—	$—
Long term debt	$(6,171)	(6,705)
Total deferred income tax liability	$(6,171)	$(6,705)
Net deferred income tax asset	$—	$—

During 2012, the Company recognized $5,247 of deferred income tax liability (included in the income tax liabilities above) on the Debentures transaction (note 19(b)) reducing the equity portion of the Debentures, $4,368 of deferred income tax asset (recorded as a reduction of share capital) and $879 deferred income tax recovery.

Unrecognized deferred tax assets and liabilities

Deferred tax assets have not been recognized in respect of the following items:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

As at December 31,	2013	2012
Income tax:
Tax losses	$163,700	$139,000
Deductible temporary difference	$93,200	$5,700
Federal investment tax credits	$17,200	$17,200

Mining tax:
Deductible temporary difference	$229,600	$83,200

The tax losses and deductible temporary differences not recognized expire as noted below and can be applied against future taxable profit. Deferred tax assets have not been recognized in respect of these items because the Company does not have a history of taxable earnings.

Income tax:

Type	Amount	Expiry date
Net operating losses	$163,700	2027-2033
Deductible temporary differences	$93,200	N/A
Federal investment tax credits	$17,200	2025-2032

Mining tax

Type	Amount	Expiry date
Deductible temporary differences	$229,600	N/A

The Company has deductible temporary differences of a capital nature of $29,400 (2012 - $23,600), the benefit of which have not been recognized in the consolidated financial statements.

23.       SHAREHOLDERS’ EQUITY

a)   Share capital

In 2013, 885,964 common shares of the Company valued at $700 were issued to Sprott (note 19(a)) representing the 2% drawdown fee for the Standby Line.

As part of an agreement with Flying Post First Nation and Mattagami First Nation (note 15), Lake Shore Gold issued 50,000 common shares of the Company to the two First Nation communities in each of the 2013 and 2012 (valued at $32 and $45).

In 2012, in addition to shares issued to Franco Nevada (10,050,591 shares valued at $15,000 or $14,881 net of share issue costs, note 15) and Sprott (5,000,000 shares valued at $4,479, note 19(a)), the Company issued 350,000 shares under various mining property agreements valued at $382.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

b)                                   Reserves

i)                Share Options

As at December 31, 2013, the Company had 24,245,365 options outstanding of which 12,689,750 are exercisable. Under the Company’s stock option plan, options may not be granted for a term exceeding ten years and the minimum exercise price cannot be less than the volume weighted average closing price of the Company’s common shares on the Toronto Stock Exchange, for the five trading days preceding the grant of the option.  All options granted to date have been for a term of five years. The maximum number of options issuable by the Company is 7% of the issued and outstanding common shares. The Board of Directors determines the vesting terms of the options which vary between grants, from vesting half on grant date and half in the first anniversary of the grant date to vesting in three equal amounts in a three year period from the grant date.

Movements in share options during the years ended December 31, 2013 and 2012 were as follows:

	December 31, 2013		December 31, 2012
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding, beginning of year	23,087,535	$2.32	20,187,752	$2.75
Granted	7,527,615	$0.41	5,160,000	$0.87
Exercised	(30,000)	$0.79	(84,000)	$0.82
Forfeited	(6,339,785)	$1.72	(2,176,217)	$2.94
Outstanding, end of year	24,245,365	$1.89	23,087,535	$2.32
Exercisable, end of year	12,689,750		13,021,635

During the year ended December 31, 2013, the Company granted 7,527,615 (2012 - 5,160,000) stock options to its employees which vest over a period of 3 years, are exercisable at a weighted average price of $0.41 per option (2012 - $0.87), expire in 2018 (2012 - 2017), and have a total fair value of $1,533 (2012 - $1,836); weighted average fair value at grant date is $0.20 for the year ended December 31, 2013 ($0.36 for the year ended December 31, 2012).

The fair value of stock options granted during 2013 and 2012 is estimated at the time of the grant using the Black-Scholes option pricing model with assumptions as follows: expected volatility based on past history of 63% to 92% (2012 - 63% to 64%), a risk-free interest rate of 0.99% to 1.5% (2012 - 1.00% to 1.27%), forfeiture rate of 7.6% to 8.7% (2012 - 7.43% to 11.37%), dividend rate of $Nil and expected life ranging between 1.6 - 3.5 years for different vesting tranches of options granted for both years.

ii)                                    Share Options Exercised

The following table outlines share options exercised during the year ended December 31, 2013:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

Grant price	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date
$0.55-$0.99	30,000	January 15, 2013	$0.91
	30,000		$0.91

For the year ended December 31, 2012:

Grant price	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date
$0.55-$0.99	84,000	January 20 to September 27, 2012	$1.16
	84,000		$1.16

iii)                                Share Options outstanding at the end of the year

The following table summarizes information concerning outstanding and exercisable options at December 31, 2013:

Exercise price	Options outstanding	Options exercisable	Remaining contractual life (years)	Expiry dates
$0.41-$0.99	12,296,615	1,739,000	3.38	January 7, 2014 to November 12, 2018
$1.00-$1.99	2,472,000	1,668,000	2.73	January 26, 2014 to March 23, 2017
$2.00-$2.99	569,750	519,750	0.90	June 24, 2014 to September 11, 2016
$3.00-$3.99	6,966,000	6,822,000	1.78	November 9, 2014 to June 5, 2016
$4.00-$5.00	1,941,000	1,941,000	0.88	November 17, 2014
	24,245,365	12,689,750

iv)                                  Share-based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $149 of share-based payments for the year ended December 31, 2013 ($933 in 2012).

The allocation of share-based payments on the consolidated statement of comprehensive loss for the year ended December 31, 2013 and 2012 is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

For the year ended December 31,	2013	2012

General and administrative	$1,706	$2,854
Production costs note 6	471	775
Exploration	110	182
Total share-based payments	$2,287	$3,811

v)                                      Warrants

150,000 warrants, outstanding at December 31, 2012, valued at $25 expired unexercised in October 2013.

c)                                    Basic and diluted loss per share

The impact of the outstanding options, debentures and warrants for the year ended December 31, 2013 and 2012 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted loss per share for the year ended December 31, 2013 and 2012 is calculated as follows:

For the year ended December 31,	2013	2012

Loss from continuing operations	$(229,167)	$(246,389)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	416,536	411,334
Basic and diluted loss per share from continuing operations	$(0.55)	$(0.60)

For the year ended December 31,	2013	2012

Loss from continuing and discontinued operations	$(233,469)	$(317,932)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	416,536	411,334
Basic and diluted loss per share from continuing and discontinued operations	$(0.56)	$(0.77)

24.     DEFINED CONTRIBUTION PENSION PLAN

The Company has a defined contribution pension plan which covers all the Company’s employees. The only obligation of the Company with respect to the plan is to make the specified contributions. During the year ended December 31, 2013, the Company recorded $1,576 of pension expense (2012 - $1,411) in the consolidated statement of comprehensive loss and capitalized $426 to mining properties (2012 - $507) in the consolidated statement of financial position.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

25.     SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31,	2013	2012

Change in operating working capital
Decrease (increase) in receivables and prepaids	$2,201	$(2,050)
Decrease (increase) in inventory and stockpiled ore	4,529	(10,041)
(Decrease) increase in accounts payable and accrued liabilities	(612)	1,657
	$6,118	$(10,434)

Cash and cash equivalents at December 31 consist of:
Cash	$33,120	$18,588
Short term investments	—	30,127
	$33,120	$48,715

Non-cash investing and financing activities

For the year ended December 31,	2013	2012

Mining interests
Reduction in working capital related to mining interests	$(9,242)	$(3,414)
Non cash borrowing costs capitalized	6,205	3,874
Shares received as part of the Mexico subsidiary disposal (2012 - mining interest sale)	(1,700)	(195)
Additions on finance lease assets	5,899	2,649
Shares issued as part of mining property agreements	$32	$382
Share based payments expense capitalized	149	933
Transfers to inventories and stockpiled ore upon commercial production	—	(5,270)
Changes in mine closure assets	(541)	842
	$802	$(199)

Assets held for sale
Translation of foreign operations	3,967	$3,712
	$3,967	$3,712

Share Capital
Transfer of amounts from reserves	13	29
Shares issued for mining properties	32	382
Shares issued for financing agreement (note 18(a))	700	4,479
	$745	$4,890

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

26.      SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of earnings (loss) of its equity investments; finance loss, net, includes bank and debt interest and other charges, and interest earned on cash and cash equivalents. The information reported below is based on the information provided to the Chief Executive Officer, the chief operating decision maker.

As at and for the year ended December 31, 2013

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$192,647	$—	$—	$192,647
Loss from mine operations	$(200,049)	—	—	$(200,049)
General and administrative	—	—	(12,555)	(12,555)
Exploration	—	(1,313)	—	(1,313)
Write down of investments in associates	—	—	(3,874)	(3,874)
Share of loss of investments in associates	—	—	(1,833)	(1,833)
Loss from operations and associates	(200,049)	(1,313)	(18,262)	$(219,624)
Other income, net	—	—	5,133	5,133
Finance loss, net	—	—	(14,676)	(14,676)
Loss from continuing operations	(200,049)	(1,313)	(27,805)	(229,167)
Loss from discontinued operations	—	(4,302)	—	(4,302)
Net loss	$(200,049)	$(5,615)	$(27,805)	$(233,469)
Expenditures on mining interests including movements on working capital	99,849	$52	$—	$99,901

Total assets	$454,350	$104,568	$39,014	$597,932
Total liabilities	$33,086	$—	$133,678	$166,764

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

As at and for the year ended December 31, 2012

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$133,012	$—	$—	$133,012
Loss from mine operations	(220,666)	—	—	(220,666)
General and administrative	—	—	(11,467)	(11,467)
Exploration	—	(3,769)	—	(3,769)
Write down of investments in associates	—	—	(7,529)	(7,529)
Share of loss of investments in associates			(2,738)	(2,738)
Loss from operations and associates	(220,666)	(3,769)	(21,734)	(246,169)
Other loss, net	—	—	(518)	(518)
Finance loss (net)	—	—	(2,731)	(2,731)
Loss before taxes	(220,666)	(3,769)	(24,983)	(249,418)
Deferred mining tax recovery	3,029	—	—	3,029
Loss from continuing operations	(217,637)	(3,769)	(24,983)	(246,389)
Loss from discontinued operations	—	(71,543)	—	(71,543)
Net loss	$(217,637)	$(75,312)	$(24,983)	$(317,932)
Expenditures on mining interests including movements on working capital	$163,888	$4,706	$—	$168,594
Pre-production revenue	$(6,706)	$—	$—	$(6,706)

*Mining operations include activities of the Company’s Timmins West Mine, Bell Creek Mine and Bell Creek Mill.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of comprehensive loss) as well as properties capitalized as per the Company’s policy (other than Timmins West Mine, Bell Creek Mine and Bell Creek Mill, which are in operations).

All of the Company’s mining interests at December 31, 2013 are in Canada; at December 31, 2012, the Company had mining interests of $2,053 in Mexico which were classified as assets held for sale at December 31, 2012 and were sold in 2013 (note 9).

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

27.      FINANCIAL INSTRUMENTS

MANAGEMENT OF CAPITAL RISK

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, equity portion of convertible debentures, deficit, reserves and long-term debt (as disclosed in note 19).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

The Company’s capital at December 31, 2013 and 2012 is as follows:

As at December 31,	2013	2012
Share capital	$1,017,262	$1,016,524
Equity portion of convertible debentures	14,753	14,753
Reserves	31,388	23,212
Deficit	(632,235)	(398,766)
Long term debt note 19	130,025	118,553
	$561,193	$774,276

The Company believes it has sufficient funds to finance its current core operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

The Sprott debt facility (note 19(a)) has certain financial covenants, which must be maintained on an ongoing basis, as follows:

•                  Leverage ratio of less than or equal to 3;

•                  Current ratio of no less than 1.10;  and

•                  Cash and cash equivalents balance of not less than $10,000 (added effective December 12, 2013, effective date of the Modification Agreement (note 19(a)).

Below are the definitions as provided in the agreement:

•                  Leverage ratio at a certain date is the ratio of net indebtedness to rolling EBITDA;

•                  EBITDA is defined as the Company’s earnings before interest, income taxes, depreciation and amortization under IFRS;

•                  Rolling EBITDA is the sum of EBITDA for the current quarter and for the three immediate preceding quarters;

•                  Current ratio is equal to current assets of the Company divided by current liabilities under IFRS. The December 12, 2013 Modification Agreement provide for certain exclusions from current liabilities; and

•                  Total indebtedness at a certain date includes the total borrowings of the Company (including the Facility, finance lease obligations but excluding accounts payable and accruals and environmental obligations);

Non-compliance with the financial covenants could result in the Company having to immediately repay the outstanding balance of the Sprott debt facility. Throughout 2013 and 2012 and as at December 31, 2013 and 2012 the Company was in compliance with all applicable debt covenants.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at December 31, 2013 and 2012 are as follows:

As at December 31,	2013	2012
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$33,120	$48,715
Restricted cash	7,095	7,095
Warrant investments note 12	—	108
Embedded derivative asset note 19(a)	6,702	—
	$46,917	$55,918
Loans and receivable, measured at amortized cost
Receivables	$2,405	$6,578

Available-for-sale, measured at fair value
Investments in public companies note 12	$416	$702

Financial Liabilities
At fair value through profit or loss
Embedded derivative liability note 19(a)	$—	$1,145

Other financial liabilities, measured at fair value
Share-based liabilities note 20	$754	$479

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$21,619	$33,867
Long term debt note 19	$130,025	$118,553
	$151,644	$152,420

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments. The fair value of debentures at December 31, 2013 is $79,809 (December 31, 2012 - $95,499).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	2013	2012
As at December 31,	Level 1	Level 1

Cash and cash equivalents	$33,120	$48,715
Restricted cash	$7,095	$7,095
Investments in public companies note 12	$416	$702
Standby Line liability note 19(a(ii))	$30,120	$—

	Level 2	Level 2

Gold loan liability note 19(a(i))	$21,192	$40,347
Embedded derivative (asset) liability note 19(a(i))	$6,702	$1,145
Share-based liabilities note 20	$754	$479
Warrant investments note 12	$—	$108

The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

The fair value of the gold loan liability and embedded derivative (asset) liability are determined by discounting future payments based on forward gold prices and forward US$/Canadian$ foreign exchange rates.

The fair value of share based liabilities and warrant investments are determined based on option pricing models that utilize a variety of inputs that are a combination of quoted prices and market corroborated inputs.

RISK MANAGEMENT POLICIES

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any material options, forward or future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to receivables, which mainly consist of sales tax due from the Federal Government of Canada. The Company’s surplus cash at December 31, 2013, is invested in very liquid low risk accounts in A rated Canadian Banks. The Company has no significant concentration of

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future payments as disclosed in notes 15, 18 and 29. All of the Company’s financial liabilities are subject to normal trade terms.

Market Risk

a.              Interest rate risk

The Company is exposed to interest rate fluctuations related to interest earned on its cash on hand. The Company’s current policy is to invest surplus cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s surplus cash at December 31, 2013, is invested in very liquid and low risk accounts in A rated Canadian Banks. The Company is exposed to short term interest rates through the interest earned on cash balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $260 in 2013 (2012 - $300).

b.              Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines. The Company is also exposed to price risk with respect to its gold loan facility (note 19(a)), which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment.

The Company has not entered into any derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold producing countries throughout the world.  A 10% change in gold prices would result in approximately $19,500 (2012 - $13,000) change in the Company’s net loss; the change in the net loss includes $300 (2012 - $4,500) change in the mark to market value of gold loan derivatives.

c.               Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is Canadian

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests.

The Company is also exposed to foreign currency exchange risk with respect to its gold loan facility (note 19(a)), which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment (gold price is denominated in US$). A 10% change in the US$/CAD$ exchange rate would change the unrealized foreign exchange gain (loss) and net loss of the Company, assuming that all other variables remains constant, by approximately $300 in 2013 (2012 - $4,000).

28.       RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

At December 31, 2012, the Company wrote-off of $247 receivable from RT Minerals, a then related party by virtue of being an equity investee; there was no other receivable from RT Minerals at December 31, 2012. RT Minerals ceased being a related party in 2013 when the Company’s interest was diluted to 7%.

In 2012 the Company and RT Minerals spent $424 toward the earn in interest in a property adjacent to Timmins Deposit (the Company’ share was $201).

Compensation of key management personnel

The remuneration of directors and other members of key executive management personnel (Chief Executive Officer, Vice President and Chief Financial Officer, Senior Vice President of Operations and Vice President of Exploration) during the year ended December 31, 2013 and 2012 are as follows:

For the year ended December 31,	2013	2012
Salaries and directors’ fees	$2,256	$2,763
Benefits	174	183
Share-based payments	1,584	2,548
	$4,014	$5,494

Share-based payments include the fair value of options granted of $1,337 (2012 - $2,223), PSUs $151 (2012 - $206) and DSUs $96 (2012 - $119) awarded to directors and key management personnel; there were no post-employment benefits, termination benefits, or other long term benefits during the years ended December 31, 2013 and 2012.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of Canadian dollars, except per share amounts)

29.     COMMITMENTS AND CONTRACTUAL OBLIGATIONS

In addition to commitments and contractual obligations under various property agreements (note 15), the Company’s existing contractual obligations are as follows:

	Payments Due by Period
Contractual obligations	Total	Less than a year	1-3 years	4-5 years	after 5 years
Accounts payable and accrued liabilities	$21,619	$21,619	$—	$—	$—
Finance leases and other	$12,031	$3,871	$6,979	$943	$238
Environmental rehabilitation provision	$4,770	$—	$—	$—	$4,770
Long term debt - principal and interest payments	$192,712	$28,266	$54,477	$109,969	$—
	$231,132	$53,756	$61,456	$110,912	$5,008